                                                Filed Pursuant to Rule 424(B)(3)
                                                     Registration No. 333-126555

PROSPECTUS

                                4,897,218 Shares

                                  AXS-ONE INC.

                                  Common Stock

                              --------------------

         This prospectus relates to the offer and sale of up to 4,897,218 shares of our common stock, including up to 816,203 shares issuable upon the exercise of presently exercisable warrants by the selling stockholders listed on page 13, including their transferees, pledgees or donees or their respective successors.

         The prices at which these shares may be sold will be determined by the prevailing market price for shares of our common stock, in negotiated transactions or otherwise. We will not receive any of the proceeds from the sale of these shares. We could receive up to approximately $1.65 million upon payment of the exercise price of the warrants. We intend to use any such proceeds for general working capital.

         Our common stock is listed on the American Stock Exchange under the symbol "AXO". On August 2, 2005, the last reported sale price for our common stock was $1.45 per share.

                             ----------------------

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS,"
BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

                             -----------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                  The date of this prospectus is August 3, 2005

                                TABLE OF CONTENTS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration or continuous offering process. Under this shelf process, selling stockholders may from time to time sell the securities described in this prospectus in one or more offerings.

         This prospectus provides you with a general description of the securities that the selling stockholders may offer. Each time a selling stockholder sells securities, that selling stockholder is required to provide you with a prospectus and/or a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. A prospectus supplement may include other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

         The registration statement, of which this prospectus is a part, including the exhibits to the registration statement, provides additional information about us and the securities offered by the selling stockholders under this prospectus. The registration statement, including the exhibits, can be read on the website maintained by the Securities and Exchange Commission or at the offices of the Securities and Exchange Commission as set forth under the heading "Where You Can Find More Information."

         YOU SHOULD RELY ONLY ON THE INFORMATION INCLUDED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH
INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS
LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE
ACCURATE ON THE DATE OF THIS PROSPECTUS.

                                      (i)

                                     SUMMARY

         This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes and other information incorporated by reference, before making an investment decision. The terms "AXS-One," "we," "us," and "our" refer to AXS-One
Inc.

AXS-ONE INC.

         AXS-One Inc. is a software company providing robust, secure business solutions that allow an organization to reduce the inherent risks associated with retaining and managing corporate records as well as to achieve efficiency in its business processes and to extend those efficiencies to its customers, suppliers, and business partners. AXS-One has a proven track record in developing flexible, high-performance, scalable, secure and effective business solutions for global 2000 organizations. AXS-One's ability to quickly identify emerging market opportunities and to build high-quality, innovative solutions has won many awards over the years. We have devoted significant resources to developing new products that serve the Content Archival, Records Management,
Compliance Management, and Information Management markets.

         AXS-One believes that changes in the scope and complexity of the corporate regulatory and legal environment, and the risks arising from corporate malfeasance have significantly altered how organizations are doing, and are required to do, business. Organizations are re-evaluating their software requirements to invest in solutions that ensure operational efficiency and competitive advantage while enabling them to address and satisfy their requirements for corporate governance, regulatory compliance, legal discovery and privacy of information. AXS-One's approach allows organizations to meet these requirements by leveraging investments in existing systems to extend them with collaborative web services and business components that automate business processes across corporate boundaries. This results in manageable investments, quick implementation schedules and a more rapid return on investment.

         AXS-One has two main product lines:

         Financial Management--AXS-One(R) Enterprise Financials--a comprehensive suite of financial management solutions for a broad range of industries designed to address accounting, time and expense management, financial reporting, performance management and corporate governance.

         Records Compliance Management--AXS-One Compliance Platform(TM)--an
integrated solution that enables organizations to securely capture, index, archive, search, supervise, share and manage the retention and disposition of electronic records, including e-mail and Instant Messages, images, voice, office documents, ERP-generated data such as SAP and electronic print reports. These products have been developed and optimized to address global issues of regulatory compliance, corporate governance, supervision, legal discovery and privacy as they relate to the retention and disposition of electronic records.

                                ----------------

         Our principal executive offices are located at 301 Route 17 North,
Rutherford, New Jersey 07070, and our telephone number is (201) 935-3400. We maintain a website at www.axsone.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

                                  RISK FACTORS

         Our business faces many risks. If any of the events or circumstances described in the following risk factors actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial may also impair our business operations. You should consider the following risks, as well as the other information included or incorporated by reference in this prospectus before deciding to invest in our common stock.

         WE HAVE A PREVIOUS HISTORY OF NET LOSSES.

         AXS-One incurred a net loss of $5.2 million for 2004 after having generated net income of $2.3 million and $1.9 million during the years ended
December 31, 2003 and 2002, respectively. Although AXS-One generated revenues and reduced costs sufficient to be profitable in 2003 and 2002, we were not able to sustain profitability in 2004 and may not be able to on a quarterly or annual basis in the future. As of December 31, 2004, we had an accumulated deficit of
$81.7 million.

         AXS-One's revenue and operating results have fluctuated and may continue to fluctuate significantly from quarter to quarter in the future, causing our common stock price to be quite volatile and may cause the market price to fall. A variety of factors, many of which are not in our control, cause these fluctuations and include, among others:

         o     the proportion of revenues we earn from license fees versus fees for the services we provide,

         o     the number of third parties we use to perform services,

         o     the amount of revenues we generate from our sale of third party software,

         o     changes in our product mix,

         o     demand for our products,

         o     the size and timing of individual license transactions,

         o     the products and enhancements that we, or our competitors, introduce,

         o     changes in our customers' budgets,

         o     potential customers' unwillingness to undertake major
               expenditures with us due to our past operating results,

         o     competitive conditions in the industry and general economic conditions and

         o     unrest in the Middle East or other world events,

         o     the level of effort required by research & development to develop new products and enhance existing products.

         Additionally, clients' licensing of our products is often delayed because:

         o     our clients must commit a significant amount of capital, and

         o     frequently, a license purchase must be authorized through
               multiple channels within a client's organization.

         Because of these reasons, as well as others, our products' sales cycles are typically lengthy and subject to a number of significant risks over which we often have little or no control which include a customer's budgetary constraints and internal authorization reviews.

         Historically, AXS-One has operated with a small license backlog, since products are generally shipped as we receive orders. Because our license fees in any quarter substantially depend on orders

booked and shipped in the last month, and often during the last week, of a given quarter our revenues have been back end loaded and subject to fluctuation.

         Delays in the timing of when we recognize specific revenues may adversely and disproportionately affect our operating results because:

         o     a high percentage of our operating expenses are relatively fixed,
               and

         o     only a small percentage of our operating expenses vary with our revenues.

         Because of these factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and one should not rely on quarter-to-quarter comparisons of our operating results to be indicative of our future performance.

         Additionally, our business has experienced, and we expect to continue to experience, significant seasonality, due, in part, to our customers' buying patterns, caused primarily by:

         o     our customers' budgeting and purchasing patterns, and

         o     our sales commission policies. Generally, we compensate our sales personnel based on quarterly and annual performance quotas.

         We expect that these patterns will likely continue in the future.

         As a result of these factors, in future quarters, our operating results may be significantly lower than the estimates of public market analysts and investors. Any discrepancy could cause the price of our common stock to be volatile and to decline significantly. We can give no assurance that we will be profitable in any future quarter.

         THE MARKETS IN WHICH WE COMPETE ARE INTENSELY COMPETITIVE.

         AXS-One can give no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on our business, operating results and financial condition. Our markets are intensely competitive and changing rapidly.
A number of companies offer products similar to ours and target the same customers. We believe that our ability to compete depends upon many factors, many of which are not in our control, including, among others,

         o     timing and market acceptance of new products and enhancements developed by us, as well as by our competitors,

         o     whether our products are reliable, how they function, perform, and are priced,

         o     our customer service and support,

         o     our sales and marketing efforts, and

         o     our product distribution.

         AXS-One solutions are positioned in a highly dynamic market, with competition from traditional ERP vendors such as the financial applications software offered by SAP, Oracle Corporation (which recently acquired PeopleSoft and SSA Global) and others. Additionally, many traditional enterprise resource planning software providers have entered into the e-business marketplace.
Traditional competitors for our computer output to laser disk (COLD) solution are IBM, Systemware, Mobius and others. The principal competitors in the area of statement presentment include Mobius, Bluegill, Alysis and others. The Company's competitors for records and compliance management products include IBM, HP, EMC
(Legato), iLumin, OpenText (IXOS) and Veritas (KVS).

         Most of our competitors are substantially larger than us, and have significantly greater financial, technical and marketing resources, and extensive direct and indirect distribution channels. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to developing, promoting and selling their products than we can. Our products also compete with those offered by other vendors and with proprietary software developed by third-party professional service organizations, as well as by potential customers' management information systems departments.

         As our markets continue to develop and expand, we expect established and emerging companies to compete with us due to the relatively low barriers necessary to enter the software market. We expect that competition will also increase as the software industry consolidates. During 2004, a number of our competitors in the records and compliance management market were acquired by large companies with significantly greater financial and marketing resources than us. Furthermore, we cannot assure anyone that any of the companies with whom we currently have relationships, many of which may have significantly greater financial and marketing resources than we do, will not, in the future, develop or market software products that compete with our products, or discontinue their relationship or support of us.

         Additionally, our current and potential competitors have established, or may establish in the future, cooperative relationships among themselves or with third parties to increase their products' ability to address the needs of our prospective customers. Therefore, new competitors or alliances among competitors could emerge and rapidly acquire a significant market share.
Increased competition is likely to result in

         o     reducing the price of our products,

         o     reducing our revenues, and

         o     losing our market share.

         Any of these factors would adversely affect our business, our operating results and financial condition.

         AXS-ONE DEPENDS ON A FEW PRINCIPAL PRODUCTS FOR ITS REVENUES.

         Substantially all of our revenues are derived from licensing and fees from related services of:

         o     AXS-One Enterprise Financials; and

         o     AXS-One Compliance Platform Solutions.

         We expect that these products and services will continue to account for substantially all of our revenues during 2005. Accordingly, our future operating results will depend, in part, on:

         o     achieving broader market acceptance of our products and services,

         o     maintaining our customer base, as well as

         o     enhancing these products and services to meet our customers'
               evolving needs.

         During 2004, certain customers did not renew their annual maintenance, primarily due to our customers being acquired or merged with companies using other software. We can give no assurance that this trend will not continue or that we will be able to maintain our existing customers.

         Additionally, during 2005, our AXS-One Compliance Platform Solutions need to gain greater market acceptance. If:

         o     demand in the market for our type of software is reduced,

         o     competition increases, or

         o     sales of such products or services decline,

         any of these factors could have a material adverse affect on our business, operating results and financial condition.

         AXS-ONE HAS A CONCENTRATION OF REVENUES FROM A SELECT NUMBER OF
CUSTOMERS.

         During the last three years, AXS-One has generated a significant amount of revenues from a select number of customers. Because of the size of certain of our customers, it is likely that they will continue to generate a significant portion of our revenues especially in our services revenue area. If any of these customers should discontinue their business with us it could have a material adverse affect on our business, operating results and financial condition. There is no assurance that we would be able to replace these lost revenues with revenues from new or other existing customers.

         For the year ended December 31, 2004, two customers, Pfizer Inc. and
AIG Insurance, represented 14.6% and 10.1%, respectively, of total revenues. For the year ended December 31, 2003, two customers, Pfizer, Inc. and AIG Insurance, represented 18.7% and 12.1%, respectively, of total revenues. For the year ended
December 31, 2002, two customers, Pfizer, Inc. and AIG Insurance, represented
16.1% and 12.0%, respectively, of total revenues. No one customer represented more than 10% of license revenues for the year ended December 31, 2004. License revenues included 29.5% (or 18.2% and 11.3% individually) of revenue from two customers in 2003 and 14.7% from one customer in 2002. Services revenues included 27.2% (or 16.1% and 11.1% individually), 31.9% (or 19.0% and 12.9%
individually) and 30.7% (or 18.2% and 12.5% individually) of revenue from the same two customers in 2004, 2003 and 2002, respectively.

         AXS-ONE'S MARKET IS CHARACTERIZED BY NEW PRODUCTS FREQUENTLY BEING
INTRODUCED, RAPID TECHNOLOGY CHANGES, PRODUCT DEFECT RISKS, AND DEVELOPMENT
DELAYS.

         If AXS-One is unable, for technological, financial or other reasons, whether or not within its control, to timely develop and introduce new products or enhancements to respond to changing customer requirements, technological change or emerging industry standards, our business, operating results and financial condition could suffer.

         Our software performance, customization, reporting capabilities, or other business objectives may or may not be affected by these changes and may or may not render us incapable of meeting future customer software demands.
Introducing products embodying new technologies and emerging new industry standards can render existing products obsolete and unmarketable. Accordingly, it is difficult to estimate our products' life cycles. Our future success will depend in part on our ability to maintain our AXS-One Enterprise products and to develop and introduce new AXS-One Compliance Platform products that respond to evolving customer requirements and keep pace with technological development and emerging industry standards, such as new:

         o     operating systems,

         o     hardware platforms,

         o     interfaces, and

         o     third party application software.

         We can give no assurance that:

         o     we will be successful in developing and marketing product
               enhancements or new products that respond to

               o    technological change,

               o    changes in customer requirements, or

               o    emerging industry standards.

         o     we will not experience difficulties that could delay or prevent our successfully developing, introducing and marketing new products and enhancements, or

         o     any new products or enhancements that we may introduce will be accepted by our targeted market.

         Software products as complex as those we offer often encounter development delays and, when introduced or when new versions are released, may contain undetected errors or may simply fail. These delays, errors or failures create a risk that the software will not operate correctly and could cause our future operating results to fall short of expectations published by certain public market financial analysts or others. From time to time, we develop products that are intended to be compatible with various new computer operating systems, although we make no assurances that we will successfully develop software products that will be compatible with additional operating systems or that will perform as we intend. Additionally, our products, technologies and our business in general rely upon third-party products from various sources including, among others:

         o     hardware and software vendors,

         o     relational database management systems vendors,

         o     reporting software vendors, or

         o     e-mail system vendors.

         In the future, it is unclear whether our dependence upon these third-party products will affect our ability to support or make our products readily available. In the past, we have experienced delays by third parties who develop software that our products depend upon. These holdups have resulted in delays in developing and shipping our products. Despite testing by our current and potential customers, as well as by us, errors may be found in new products or enhancements after we ship them that can delay or adversely affect market acceptance. We cannot assure anyone that any of these problems would not adversely affect our business, operating results and financial condition.

         WE RISK BEING DE-LISTED FROM THE AMERICAN STOCK EXCHANGE, WHICH COULD
REDUCE OUR ABILITY TO RAISE FUNDS.

         Although we are currently in compliance with the continued listing requirements of the American Stock Exchange, that has not always been true in the past, and no assurances can be made that we will continue to be in compliance with those requirements in the future. In the event that we were to cease being in compliance with those requirements at some time in the future, the American Stock Exchange could choose to de-list our stock from trading on that Exchange. If our common stock were to be de-listed by the American Stock
Exchange, we might be unable to list our common stock with another stock exchange. In that event, trading of our common stock might be limited to the OTC
Bulletin Board or similar quotation system.

         Inclusion of our common stock on the OTC Bulletin Board or similar quotation system could adversely affect the liquidity and price of our common stock and make it more difficult for AXS-One to raise additional capital on favorable terms, if at all. In addition, de-listing by the American Stock
Exchange might negatively impact AXS-One's reputation and, as a consequence, its business.

         IN THE FUTURE, AXS-ONE MAY NOT HAVE SUFFICIENT CAPITAL RESOURCES TO
FULLY CARRY OUT ITS BUSINESS PLANS.

         Our ability to carry out our future business plans and achieve the anticipated results will be affected by the amount of cash generated from operations. There is also the risk that cash held by our foreign subsidiaries will not be readily available for use in our U.S. operations as the transfer of funds is sometimes delayed due to various foreign government restrictions.
Accordingly, we may in the future be required to seek new sources of financing or future accommodations from our existing lender or other financial institutions, or we may seek equity infusions from private investors. We may also be required to further reduce operating costs in order to meet our obligations.

         On June 21, 2005, we completed an offer and sale of 4,081,015 shares of common stock in a private placement for total consideration of $6,075,000. Upon closing, we received net proceeds of approximately $5,775,000. We also issued, at the same time, warrants to purchase an aggregate of 408,103 shares of common stock at $1.90 per share and warrants to purchase 408,100 shares of common stock at $2.15 per share. These warrants are exercisable for a period of three years beginning June 21, 2005.

         On August 11, 2004, we entered into a two-year Loan and Security
Agreement ("Agreement") with a financial institution which contains a revolving line of credit under which we can borrow the lesser of $4 million or 80% of eligible accounts, as defined in the Agreement. The available amount under the revolving line of credit at March 31, 2005 was approximately $2.1 million of which no amounts were outstanding. The Agreement contains certain restrictive financial covenants. The Company believes that it will not be in compliance with such financial covenants at June 30, 2005 and is in the process of negotiating revised financial covenants with its financial institution.

         No assurance can be given that management's future initiatives will be successful or that any additional necessary sources of financing, lender accommodations or equity infusions will be available. As a result our business, operating results and financial condition could be adversely impacted.

         AXS-ONE DEPENDS UPON ITS PROPRIETARY TECHNOLOGY AND IF WE WERE UNABLE
TO PROTECT OUR TECHNOLOGY, OUR COMPETITIVE POSITION WOULD BE ADVERSELY AFFECTED.

         We believe that our success greatly depends on our proprietary technology and software. We rely primarily on a combination of trademark and copyright law, trade secret protection and contractual agreements with our employees, customers, partners and others to protect our proprietary rights.
Despite our efforts to protect our proprietary rights, unauthorized third parties may attempt to copy all or part of our products or reverse engineer or obtain and use information that we regard as proprietary. We make our source code available to certain of our customers, which may increase the likelihood of misappropriation or other misuse of our software. Additionally, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. We cannot assure anyone that the steps we take to protect our proprietary rights will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours.

         Although we believe that the trademarks and service marks we use are distinct, there can be no assurance that we will be able to register or protect such trademarks and service marks.

         OUR PRODUCTS MAY BECOME SUBJECT TO INFRINGEMENT CLAIMS.

         We believe that none of our products, trademarks, or service marks, technologies or other proprietary rights infringe upon the proprietary rights of any third parties. However, as the number of

software products in our industry increases and the functionality of these products further overlap, we believe that software developers like us may become increasingly subject to infringement claims. Additionally, the e-business field has seen an increase in the number of "business method" patents issued, and infringement claims asserted, based on these issued patents. Any claims asserted, regardless of their merit, can be time consuming and expensive to defend, could cause delays in shipping our products or require us to enter into royalty or licensing agreements that may not be available on terms acceptable to
us. Any of these factors would significantly impact our operating results and financial conditions or materially disrupt the conduct of our business. We cannot assure anyone that third parties will not assert infringement claims against us in the future with respect to our current or future products or services.

         A SECURITY BREACH COULD HARM OUR BUSINESS.

         Our products provide security features designed to protect its users'
data from being retrieved or modified without being authorized. While AXS-One continues to review and enhance the security features in its products, we can make no assurances concerning the successful implementation of security features and their effectiveness within a customer's operating environment. If an actual security breach were to occur, our business, operating results and financial condition could suffer.

         A VARIETY OF RISKS ASSOCIATED WITH AXS-ONE'S INTERNATIONAL OPERATIONS
COULD ADVERSELY AFFECT OUR BUSINESS.

         Risks inherent in international revenue include the impact of longer payment cycles, greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, tariffs and other trade barriers, and difficulties in staffing and managing foreign operations. In addition, most of our international license fees and services revenues are denominated in foreign currencies which can have an impact on our consolidated revenues as exchange rates fluctuate. Currently, we do not hedge against foreign currency exchange risks but in the future we may commence hedging against specific foreign currency transaction risks. We may be unable to hedge all of our exchange rate exposure economically and exchange rate fluctuations may have a negative effect on our ability to meet our obligations. With respect to our international sales that are U.S. dollar denominated, decreases in the value of foreign currencies relative to the U.S. dollar could make our products less price competitive.
These factors may have a material adverse effect on our future international revenue.

         We believe that our continued growth and profitability will require
AXS-One to expand its sales in international markets, which require significant management attention and financial resources. As a result, we expect that revenues from customers outside the United States will continue to represent a significant percentage of our total revenues in the future. We cannot assure anyone, however, that we will be able to maintain or increase international market demand for our products and services.

         In 2004, 2003 and 2002 the Company's total revenues from customers outside the United States were as follows:

     YEAR                          $ AMOUNT         PERCENTAGE OF TOTAL REVENUES
     ----                          --------         ----------------------------
    2004                           $13.6 million              35.3%
    2003                           $15.0 million              37.7%
    2002                           $11.5 million              30.8%

         AXS-One is subject to additional risks related to operating in foreign countries. These risks generally include:

         o     unexpected changes in tariffs, trade barriers and regulatory requirements,

         o     costs of localizing products for foreign countries,

         o     lack of acceptance of localized products in foreign markets,

         o     longer accounts receivable payment cycles,

         o     difficulties managing international operations,

         o     potentially adverse tax consequences,

         o     restrictions on repatriation of earnings,

         o     reduced legal protection of our intellectual property, and

         o     the burden of complying with a wide variety of foreign laws.

         Any of these factors, or others, could adversely affect our future international revenues and, consequently, our business, operating results and financial condition.

         WE RELY ON THIRD-PARTY RELATIONSHIPS.

         Our business, product development, operating results and financial condition could be adversely impacted if we fail to maintain our existing relationships or establish new relationships, in the future, with third parties because of diverging interests, one or more of these third parties is acquired, or for any other reason, whether or not within our control. We rely on third-party relationships with a number of consultants, systems integrators and software vendors to:

         o     enhance our product development and marketing and sales efforts,

         o     implement our software products, and

         o     support our customers.

         These relationships assist our product development process and assist us in marketing, servicing and implementing our products. A number of these relationships are not memorialized in formal written agreements.

         Our products also incorporate software that we license from third parties. These licenses expire from time to time and generally, we do not have access to the source code for the software that a third party will license to
us. Certain of these third parties are small companies without extensive financial resources. If any of these companies terminate relationships with us, cease doing business, or stop supporting their products, we may be forced to expend a significant amount of time and development resources to try to replace the licensed software. We may also find that replacement is not possible or commercially feasible. If that were to occur, our business, operating results and financial condition could be adversely impacted.

         AXS-ONE'S EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES OWN A
SIGNIFICANT AMOUNT OF ITS COMMON STOCK.

         This stock ownership may prevent or discourage tender offers for our common stock unless these controlling stockholders approve the terms of any such offers. As of June 30, 2005, AXS-One's executive officers, directors and affiliates together beneficially own approximately 14.5% of our outstanding common stock. As a result, these stockholders are able to significantly influence matters requiring stockholder approval including:

         o     electing directors, and

         o     mergers, consolidations, and sale of all or substantially all of our assets.

         AXS-ONE RELIES ON ITS KEY PERSONNEL AND MAY HAVE DIFFICULTY ATTRACTING
AND RETAINING THE SKILLED EMPLOYEES IT NEEDS TO OPERATE SUCCESSFULLY.

         AXS-One's future success will depend, in large part, on the continued
service of its key executives, and if we fail to attract and maintain those executives, the quality of our products, our business, financial condition and operating results could suffer. AXS-One has experienced turnover of its key executives in the past particularly in the position of Vice President of Sales.
On April 30, 2004, John A. Rade retired as the President and Chief Executive
Officer of the Company and was replaced by William P. Lyons, who is now our
Chairman of the Board and Chief Executive Officer. In October 2004, Matt
Suffoletto joined the Company as Senior Vice President North America Sales and
Professional Services. The previous Senior Vice President of Sales, North
America had been with the Company for eighteen months prior to his resignation in October 2004. At the end of 2004, William G. Levering III left the position of Chief Financial Officer of the Company and was replaced by Joseph P. Dwyer.
We cannot assure anyone that turnover of our key executives will not continue, and that such turnover would not adversely affect our business, operating results and financial condition.

         We also believe that our future success will depend, in large part, on our ability to attract, retain and motivate highly skilled employees, and, particularly, technical, management, sales and marketing personnel. Competition for qualified employees in our industry is intense. AXS-One has from time to time in the past experienced, and expects to continue experiencing, difficulty in hiring and retaining employees with appropriate qualifications. We cannot assure anyone that we will be able to retain our employees or attract or retain highly qualified employees to develop, market, service and support our products and conduct our operations.

         AXS-ONE'S COMMON STOCK'S TRADING PRICE MAY BE VOLATILE FOR REASONS OVER
WHICH IT MAY HAVE LITTLE CONTROL.

         AXS-One's common stock's trading price has, from time to time, experienced, and is likely to continue to experience, significant price and volume fluctuations, often responding to, among other factors:

         o     quarterly variations in our operating results,

         o     the gain or loss of significant contracts,

         o     changes in earnings estimates by securities analysts,

         o     announcements of technological innovations by us or our
               competitors,

         o     announcements of new products or services by us or our
               competitors,

         o     general conditions in the software and computer industries, and

         o     general economic and market conditions.

         Additionally, the stock market, in general, frequently experiences extreme price and volume fluctuations. In particular, the market prices of the securities of companies such as ours have been especially volatile recently, and often these fluctuations have been unrelated or disproportionate to the operating performance of the affected companies. The market price of our common stock may be adversely affected by these market fluctuations. Also, the low market price of our common stock may make it prohibitive to obtain additional equity funding.

         AXS-ONE HAS NEVER PAID OR DECLARED DIVIDENDS AND DOES NOT EXPECT TO IN
THE FORESEEABLE FUTURE.

         AXS-One has never paid or declared any cash dividends and we do not expect to pay any cash dividends in the foreseeable future. We currently intend that future earnings, if any, will be retained for business use.

                                       10

         CHANGES IN LAWS AND REGULATIONS THAT AFFECT THE GOVERNANCE OF PUBLIC
COMPANIES HAVE INCREASED OUR OPERATING EXPENSES AND WILL CONTINUE TO DO SO.

         Changes in the laws and regulations affecting public companies included in the Sarbanes-Oxley Act of 2002 have imposed new duties on us and on our executives, directors, attorneys and independent registered public accounting firm. In order to comply with these new rules, we hired a consulting advisory firm to assist us in the process and we also expect to use additional services of our outside legal counsel, both of which will increase our operating expenses. In particular, we expect to incur additional administrative expenses as we implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our Independent Registered Public Accounting Firm to attest to, our internal controls. For example, we expect to incur significant expenses in connection with the implementation, documentation and testing of our existing control systems and possible establishment of new controls. Management time associated with these compliance efforts necessarily reduces time available for other operating activities, which could adversely affect operating results. If we are unable to achieve full and timely compliance with these regulatory requirements, we could be required to incur additional costs, expend additional management time on remedial efforts and make related public disclosures that could adversely affect our stock price.

                                       11

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference herein, contain "forward-looking statements." These statements may be made directly in this prospectus or in documents incorporated by reference herein. Words such as
"anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements.
All forward-looking statements constitute our present estimates of future events and are subject to a number of factors and uncertainties, including, without limitation, the risks discussed in "Risk Factors", that could cause actual results to differ materially from those described in the forward-looking statements. In addition, the risks related to our business, among others, could cause actual results to differ materially from those described in the forward-looking statements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or as of the date of any document incorporated by reference in this prospectus, as applicable. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. All proceeds will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution." We would receive up to approximately $1.65 million upon payment of the exercise price of the warrants. We intend to use any such proceeds for general working capital.

                                       12

                              SELLING STOCKHOLDERS

         This prospectus relates to the offer and sale from time to time by the selling stockholders, including their transferees, pledgees or donees or their respective successors of up to 4,897,218 shares of common stock, including up to
816,203 shares of common stock issuable upon the exercise of presently exercisable warrants, plus an indeterminate number of additional shares of common stock that may be issued from time to time upon exercise of the warrants as a result of anti-dilution adjustments.

         The selling stockholders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the
Securities Act of 1933, as amended, some or all of their common stock since the date as of which the information in the table is presented. Information about the selling stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, as required by law.

         None of the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, except that
Anthony H. Bloom, a director of AXS-One is an investment consultant to RIT
Capital Partners plc, a selling stockholder listed below. Mr. Bloom does not have voting or dispositive power over the shares held by RIT Capital Partners plc. In addition, Mr. Bloom and certain of his family members are potential discretionary beneficiaries of The Sirius Trust, a selling stockholder listed below. Neither Mr. Bloom nor any of his family members has voting or dispositive power over securities held by The Sirius Trust. None of the selling stockholders are broker-dealers or affiliated with a broker-dealer.

         The securities offered herein were issued pursuant to a private placement. On June 17, 2005, we entered into a definitive agreement to consummate a private placement of 4,534,461 shares of our common stock, Class C warrants to purchase a total of 453,450 shares of Common Stock, with an exercise price equal to $1.90 per share of common stock, and Class D warrants to purchase a total of 453,442 shares of common stock, with an exercise price equal to $2.15 per share of common stock. We would receive gross proceeds of $6,750,000 and net proceeds of approximately $6,450,000 from the offering. The financing was led by
Potomac Capital and also included RIT Capital Partners plc, as well as certain
AXS-One executive officers and directors and their affiliates. The closing of the transaction with the investors other than our executive officers and directors and their affiliates took place on June 21, 2005 and resulted in gross proceeds to the Company in the amount of $6,075,000. The second closing with respect to the securities being sold to our executive officers and directors and their affiliates is subject to the stockholder approval, which is being solicited pursuant to a proxy statement and such securities are not included in this prospectus.

         The following table contains information furnished to us by the selling stockholders, with respect to the selling stockholders and the common stock beneficially owned by each selling stockholder that may be offered under this prospectus. We prepared this table based on information supplied to us by the selling stockholders named in the table and have not sought to verify such information.



                                     NUMBER OF                                              NUMBER OF
                                     SHARES OF                            NUMBER OF         SHARES OF
                                    COMMON STOCK                          SHARES OF        COMMON STOCK
                                    BENEFICIALLY     PERCENTAGE OF      COMMON STOCK       BENEFICIALLY     PERCENTAGE OF
                                   OWNED PRIOR TO    COMMON STOCK        THAT MAY BE       OWNED AFTER      COMMON STOCK
 NAME                              THE OFFERING(1)   OUTSTANDING(2)      SOLD HEREBY      THE OFFERING(1)   OUTSTANDING(3)
------------------------------    ----------------  -------------     ----------------   ----------------   --------------

RIT Capital Partners plc(4)       2,418,379(5)           7.1%            2,418,379(5)                 0          *
The Sirius Trust(6)                 806,126(7)           2.4%              806,126(7)                 0          *
Jurika Family Trust U/A 1989(8)   2,018,495(9)           6.0%              604,595(9)         1,413,900         4.2%

Potomac Capital Partners,
LP(10)                             912,173(11)(12)       2.7%             444,176(11)       467,997(12)         1.4%
Potomac Capital International
Ltd. (10)                          516,326(13)(14)       1.5%             269,246(13)       247,080(14)          *
Pleiades Investment
Partners-R, LP(10)                 587,556(15)(16)       1.7%             294,236(15)       293,320(16)          *
Exponential Capital LP(17)          69,460(18)            *                60,460(18)         9,000              *

-----------------------------------------------
*        Less than one percent.


                                       13

(1)      Includes shares of common stock and shares of common stock issuable upon the exercise of warrants held by the selling stockholder which are exercisable within 60 days of June 30, 2005.

(2)      This percentage is calculated using as the numerator, the number of shares of common stock included in the prior column and as the denominator, 33,593,631 shares of common stock outstanding as of June
         30, 2005 plus the number of shares of common stock, if any, issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder which are exercisable or convertible within 60 days.

(3)      This percentage is calculated using as the numerator, the number of shares of common stock included in the prior column and as the denominator, 33,593,631 shares of common stock outstanding as of June
         30, 2005 plus the number of shares of common stock, if any, issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder, assuming the sale by the selling shareholder of all of its shares covered by this prospectus.

(4)      Donal F. Connon exercises voting and dispositive power with respect to the shares of common stock that may be offered under this prospectus by
         RIT Capital Partners plc.

(5)      Includes 403,063 shares of common stock issuable upon the exercise of presently exercisable warrants.

(6)      Rathbone Trustees Jersey Limited and Novatrust Limited as co-trustees exercise joint voting and dispositive power with respect to the shares of common stock that may be offered under this prospectus by The Sirius
         Trust. The natural persons who exercise voting and dispositive power on behalf of Rathbone Trustees Jersey Limited are Nicola Bennett, Nigel
         Bentley, Sheila de Carteret, Paul Egerton-Vernon, Christopher Harris,
         Julian Hayden, Jeremy Robinson, Anita Lovell, Peter Milner, and Kiran
         Patel. The natural persons who exercise voting and dispositive power on behalf of Novatrust Limited are Cora Binchy, James Colclough, Mervyn
         Ellis, and Laurence Hart.

(7)      Includes 134,354 shares of common stock issuable upon the exercise of presently exercisable warrants.

(8)      William K. Jurika exercises the sole voting and dispositive power with respect to the shares of common stock that may be offered under this prospectus by Jurika Family Trust U/A 1989.

(9)      Includes 100,766 shares of common stock issuable upon the exercise of presently exercisable warrants.

(10)     Paul J. Solit exercises the sole voting and dispositive power with respect to the shares of common stock that may be offered under this prospectus by Potomac Capital Partners, LP, Potomac Capital
         International Ltd. and Pleiades Investment Partners-R, LP. Potomac
         Capital Partners, LP, Potomac Capital International Ltd. and Pleiades
         Investment Partners-R, LP may be deemed to be affiliates and therefore deemed to beneficially own shares held by one another. All amounts set forth herein are for each entity separately.

(11)     Includes 74,030 shares of common stock issuable upon the exercise of presently exercisable warrants.

(12)     Includes 32,816 shares of common stock issuable upon the exercise of presently exercisable warrants.

(13)     Includes 44,874 shares of common stock issuable upon the exercise of presently exercisable warrants.

(14)     Includes 8,680 shares of common stock issuable upon the exercise of presently exercisable warrants.

(15)     Includes 49,039 shares of common stock issuable upon the exercise of presently exercisable warrants.

(16)     Includes 23,020 shares of common stock issuable upon the exercise of presently exercisable warrants.

                                       14

(17)     Andrew M. Schroepfer exercises the sole voting and dispositive power with respect to the shares of common stock that may be offered under this prospectus by Exponential Capital LP.

(18)     Includes 10,077 shares of common stock issuable upon the exercise of presently exercisable warrants.

                              PLAN OF DISTRIBUTION

         The shares of common stock may be sold from time to time by the selling stockholders and their successors, including their transferees, pledgees or donees or their respective successors. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions.

         The shares of common stock may be sold by selling stockholders in one or more of the following types of transactions:

         o     a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o     purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to the resale
               registration statement;

         o     an exchange distribution in accordance with the rules of such exchange;

         o     ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         o     transactions between sellers and purchasers without a
               broker/dealer.

         In addition, any securities covered by the registration statement of which this prospectus is a part that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to the registration statement. From time to time the selling stockholders may engage in short sales, short sales versus the box, puts and calls and other transactions in securities of the issuer or derivatives thereof, and may sell and deliver the shares of common stock in connection therewith. In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling stockholders in amounts to be negotiated immediately prior to the sale.

         The selling stockholders and any broker-dealers that act in connection with the sale of common stock under this prospectus may be deemed to be
"underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received and any profit on the resale of the common stock may be deemed to be underwriting discounts or commissions under the Securities Act.
Neither we nor any selling stockholder can presently estimate the amount of such compensation. Selling stockholders and broker-dealers who are "underwriters"
within the meaning of the Securities Act are subject to the prospectus delivery requirements of the Securities Act.

         To the extent required, the specific common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable discounts, concessions or commissions with respect to a particular offer will be set forth in an amendment to the registration statement, of which this prospectus is a part, or in a supplement to this prospectus, as required by law.

                                       15

         We have agreed, among other things, to bear all fees and expenses in connection with the sale of the securities being registered hereby (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or other expenses incurred by the selling stockholders in disposing of the securities being registered hereby).

         We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Wiggin and Dana LLP, Stamford,
Connecticut.

                                     EXPERTS

         The consolidated financial statements and schedule of AXS-One Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG
LLP, independent registered public accounting firm, incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange
Act. You may read and copy any reports, statements or other information on file at the Securities and Exchange Commission public reference room located at 100 F
Street N.E., Washington, D.C. 20549. Please call the Securities and Exchange
Commission at 1-800-SEC-0330 for further information on the public reference room. Securities and Exchange Commission filings are also available to the public from commercial document retrieval services. These filings are also available at the Internet website maintained by the Securities and Exchange
Commission at http://www.sec.gov.

         We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, provided, however, that we are not incorporating any information furnished under Items
2.02 or 7.01 of any current report on Form 8-K. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

         o     Current Reports on Form 8-K filed on January 5, 2005, February
               10, 2005, February 11, 2005, April 27, 2005, May 27, 2005, June
               16, 2005, June 23, 2005, July 25, 2005, July 28, 2005 and August
               1, 2005;

         o     Quarterly Report on Form 10-Q for the quarter ended March 31,
               2005;

         o     Annual Report on Form 10-K for the year ended December 31, 2004;

         o     Definitive Proxy Statement filed April 25, 2005; and

                                       16

         o     the description of our common stock contained in the Registration
               Statement on Form 8-A filed on November 10, 1997.

         Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing or by telephone at:

                                  AXS-One Inc.
                               Investor Relations
                               301 Route 17 North
                          Rutherford, New Jersey 07070
                                 (201) 935-3400

         The information contained on our website does not constitute a part of this prospectus.

                                       17